MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

02 OCT -7 AM 9:43

2 October 2002

RECEIVED
OCT 04 2002
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR EDUCATION & ASSISTANCE

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington [redacted]

02055238

Dear S

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 1 October 2002, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

We sent to you in April an 88(2) for an allotment of 1,117 shares. This form was incorrect and should have been an allotment of 1,114. I have attached a new form for your files.

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

p.p. Karen Houlihan

dlw 10/8

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-021002

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

MyTravel Group PLC - Holding(s) in Company

RNS Number:8939B
MyTravel Group PLC
01 October 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

26 September 2002

11. Date company informed

30 September 2002

12. Total holding following this notification

15,514,786 shares

13. Total percentage holding of issued class following this notification

3.135%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - Assistant Company Secretary - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Gregory McMahon - Group Company Secretary

Date of notification

1 October 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAEEFEAFAFFE

For more information and to contact AFX: www.afxnews.com and www.afxpress.com

Copyright © 2002 AFX
Provided by Hemscott Group Ltd
2nd floor, Finsbury Tower, 103-105 Bunhill Row, London EC1Y 8TY
Tel: +44 (0)20-7496 0055 Fax: +44 (0)20-7847 1719
http://www.hemscott.net

...vel Group PLC - Holding(s) in Company

RNS Number:8971B
...ravel Group PLC
...1 October 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited and its direct and indirect holding companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

0. Date of transaction

27 September 2002

11. Date company informed

1 October 2002

12. Total holding following this notification

21,023,465 shares

13. Total percentage holding of issued class following this notification

4.248%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - Assistant Company Secretary - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Gregory McMahon - Group Company Secretary

Date of notification

1 October 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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For more information and to contact AFX: www.afxnews.com and www.afxpress.com

Blueprint 2000
Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 742748

Company Name in full MyTravel Group PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,114		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

…mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: AIRTOURS QUEST TRUSTEE LIMITED	£0.10 ORDINARY	1,114
Address: PARKWAY ONE, PARKWAY BUSINESS CENTRE, 300 PRINCESS ROAD, MANCHESTER		
UK postcode: M14 7QU		

Shareholder details	Class of shares allotted	Number allotted
Name		
Address		
UK postcode		

Shareholder details	Class of shares allotted	Number allotted
Name		
Address		
UK postcode		

Shareholder details	Class of shares allotted	Number allotted
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date** 2/10/2002.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver–manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MISS K HOULIHAN, MYTRAVEL GROUP PLC, PARKWAY ONE, PARKWAY BUSINESS CENTRE, 300 PRINCESS ROAD, MANCHESTER M14 7QU

Tel 0161 232 6586.

DX number DX exchange

Blueprint 2000 Company Secretary